

Cadence Health, Inc.
Audited Financial Statements
As of and for the Years Ended December 31, 2023 and 2022
with Independent Auditor's Report

VASQUEZ
+ COMPANY LLP

Cadence Health, Inc.
Audited Financial Statements
As of and for the Years Ended December 31, 2023 and 2022
with Independent Auditor's Report



655 N. Central Avenue
Suite 1550
Glendale, CA 91203

www.vasquez.cpa

213-873-1700
OFFICE

\ LOS ANGELES
\ SAN DIEGO
\ IRVINE
\ SACRAMENTO
\ FRESNO
\ PHOENIX
\ LAS VEGAS
\ MANILA, PH

Independent Auditor's Report

Board of Directors
Cadence Health, Inc.

Opinion

We have audited the financial statements of Cadence Health, Inc. (the Company), which comprise the balance sheets as of December 31, 2023 and 2022, the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matters

As discussed in Note 3 to the financial statements, the Company has incurred significant net losses and has a significant accumulated deficit. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 3. Our opinion is not modified with respect to this matter.

In addition, as discussed in Note 4 to the financial statements, the 2022 financial statements have been restated to correct the overstatement in expense and liability accounts. Our opinion is not modified with respect to this matter.

1



Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.



- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Glendale, California
REPORT DATE

	December 31	
	2,023	2022 As restated
ASSETS		
Current assets		
Cash and cash equivalents	$ **4,119,343**	$ 6,676,902
Accounts receivable	**27,648**	-
Inventory	**293,820**	-
Prepaid expenses	**68,047**	-
Total current assets	**4,508,858**	6,676,902
Noncurrent assets		
Assets held for sale	**119,025**	270,451
Intangible assets	**2,000,000**	2,000,000
Security deposit	**12,000**	12,000
Total noncurrent assets	**2,131,025**	2,282,451
Total assets	$ **6,639,883**	$ 8,959,353
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities, current of portion	$ **568,051**	$ 246,717
Total current liabilities	**568,051**	246,717
Noncurrent liabilities		
Accounts payable and accrued liabilities, net of current portion	**458,532**	458,532
Note payable	**250,000**	250,000
Total noncurrent liabilities	**708,532**	708,532
Total liabilities	**1,276,583**	955,249
Stockholders' equity		
Capital stock		
Series A Preferred stock, $0.0001 par value, 5,722,584 shares authorized; 5,700,908 shares issued and outstanding	**570**	570
Series B Preferred stock, $0.0001 par value, 3,863,413 shares authorized; 3,583,198 shares issued and outstanding	**358**	358
Series C Preferred stock, $0.0001 par value, 3,015,794 shares authorized; 3,015,794 shares issued and outstanding	**302**	302
Series D Preferred stock warrant, $2.55 stock price, 15,000 shares authorized; 15,000 shares issued and outstanding	**56,250**	-
Common stock, $0.0001 par value, 20,000,000 shares authorized; 4,863,231 and 4,853,231 unrestricted common shares issued and outstanding in 2023 and 2022, respectively;	**487**	486
2,878,296 restricted common shares issued and outstanding in 2023 and 2022	**288**	288
SAFE convertible notes	**2,035,000**	-
Paid-in capital	**32,792,469**	32,664,244
Accumulated deficit	**(29,522,424)**	(24,662,144)
Total stockholders' equity	**5,363,300**	8,004,104
Total liabilities and stockholders' equity	$ **6,639,883**	$ 8,959,353

See notes to financial statements.

		Years ended December 31	
		2023	2022 As restated
Revenue	$	**27,737**	$ -
Cost of good sold		**12,496**	-
Gross profit		**15,241**	-
Operating expenses			
Consultancy and development cost		**3,396,792**	1,420,047
Personnel expenses		**1,701,837**	1,278,730
Stock-based compensation expense		**121,526**	240,425
Legal fees		**37,029**	17,526
Other operating expenses		**940,396**	528,494
Total operating expenses		**6,197,580**	3,485,222
Other income (expense)			
Contributions		**1,336,007**	-
Interest income		**148,278**	44,591
Impairment loss on assets held for sale		**(151,426)**	(1,167,232)
Interest expense		**(10,000)**	(7,500)
Other income (expense), net		**1,322,859**	(1,130,141)
Loss before benefit from income tax		**(4,859,480)**	(4,615,363)
Provision for income tax		**800**	5,162,512
Net loss	$	**(4,860,280)**	$ (9,777,875)

See notes to financial statements.

Cadence Health, Inc.
Statements of Changes in Stockholders' Equity
Years ended December 31, 2023 and 2022

	Capital Stock																
	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Series D Preferred Stock Warrant		Convertible SAFE Notes		Unrestricted Common Stock		Restricted Common Stock		Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, December 31, 2021	5,700,908	$ 570	3,583,198	$ 358	3,015,794	$ 302	-	$ -		$ -	4,776,813	$ 478	2,878,296	$ 288	$ 32,423,827	$ (14,884,269)	$ 17,541,554
Issuance of common stock for cash	-	-	-		-		-		-		76,418	8	-	-	(8)	-	-
Stock-based compensation expense	-	-	-		-		-		-		-		-	-	240,425	-	240,425
Net loss, as restated	-	-	-		-		-		-		-		-	-	-	(9,777,875)	(9,777,875)
Balance, December 31, 2022 as restated	5,700,908	570	3,583,198	358	3,015,794	302	-		-		4,853,231	486	2,878,296	288	32,664,244	(24,662,144)	8,004,104
Issuance of common stock for cash	-	-	-	-	-	-	-	-	-	-	10,000	1	-	-	6,699	-	6,700
Issuance of stock warrants	-	-	-	-	-	-	15,000	56,250	-	-			-	-	-	-	56,250
Issuance of convertible notes	-	-	-	-	-	-	-	-	-	2,035,000	-	-	-	-	-	-	2,035,000
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	-	-	121,526	-	121,526
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,860,280)	(4,860,280)
Balance, December 31, 2023	5,700,908	$ 570	3,583,198	$ 358	3,015,794	$ 302	15,000	$ 56,250	-	$ 2,035,000	4,863,231	$ 487	2,878,296	$ 288	32,792,469	$ (29,522,424)	$ 5,363,300

See notes to financial statements.

	Years ended December 31	
	2023	2022 As restated
Cash flows from operating activities		
Net loss	$ **(4,860,280)**	$ (9,777,875)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	**121,526**	240,425
Impairment loss on assets held for sale	**151,426**	1,167,232
Changes in operating assets and liabilities:		
Increase in accounts receivable	**(27,648)**	-
Increase in inventory	**(293,820)**	-
Increase in prepaid expenses	**(68,047)**	-
Increase in deferred tax assets	**-**	5,161,712
Increase in accrued liabilities and other payables	**377,584**	104,326
Net cash used in operating activities	**(4,599,259)**	(3,104,180)
Cash flows from financing activities		
Proceeds from issuance of SAFE convertible notes	**2,035,000**	-
Proceeds from issuance of common stock	**6,700**	-
Net cash provided by financing activities	**2,041,700**	-
Net decrease in cash and cash equivalents	**(2,557,559)**	(3,104,180)
Cash and cash equivalents at beginning of year	**6,676,902**	9,781,082
Cash and cash equivalents at end of year	$ **4,119,343**	$ 6,676,902
Supplemental disclosure of cash flow information:		
Interest paid during the year	$ **10,000**	$ 7,500
Reclassification of machinery and equipment to assets held for sale, at fair value less cost to sell	$ **-**	$ 270,451

See notes to financial statements.

NOTE 1   NATURE OF BUSINESS

Cadence Health, Inc. (the "Company") is a Delaware corporation founded on September 29, 2014 under the name Pelagius, Inc. On March 1, 2017, the original name Pelagius, Inc. was changed to Cadence Health, Inc.

The Company is a development-stage private consumer healthcare entity located in Oakland, California. The Company's mission is focused on moving birth control pills to over-the-counter (OTC) status. As of December 31, 2023 and 2022, the Company owns two popular Food and Drug Administration (FDA) approved medical prescriptions (Rx) respectively, for oral contraceptives. These prescriptions are in the process of moving through the FDA's OTC switch process, which is expected to be completed in 2025. The Company's goal is to enable easy and affordable access to its birth control pills nationwide and eventually internationally. The Company also plans to expand its product portfolio with other OTC women's health products.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported revenues and expenses during the reporting period. Significant estimates include the valuation of intangible assets. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and cash equivalents in various bank accounts that, at times, may exceed federally insured limits of $250,000. The Company's cash and cash equivalent accounts have been placed with high credit quality financial institutions. The Company has not experienced, nor does it anticipate, any losses with respect to such accounts.

Inventories
Inventories consist of the Company's finished products. The Company values its inventories generally at the lower of cost (first-in, first-out method) or net realizable value. Carrying values of inventory are analyzed and, to the extent that the cost of inventory exceeds the expected selling prices less reasonable costs to sell, provisions are made to reduce the carrying amount of the inventory. No provision was recognized as of December 31, 2023 and 2022.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the assets for financial reporting purposes. The estimated useful lives of the Company's machinery and equipment range from 15 to 20 years.

Costs for maintenance, repairs, minor renewals and betterments are charged to expense as incurred. The cost of major improvements and additions are capitalized. Upon the sale or retirement of property and equipment, the costs and related accumulated depreciation are removed from the accounts and any gain or loss is included in the statement of income.

Management reviews its property and equipment for impairment whenever events or circumstances indicate that the carrying values of the assets may not be recoverable, but at least annually.

Assets Held for Sale
Assets held for sale consists of machinery and equipment and are reported at lower of carrying value and fair value less cost to sell. Fair value is determined in the same way it is determined for assets to be held and used. That is, quoted prices in an active market establish the most reliable basis on which to determine fair value.

The "cost to sell" includes the incremental direct costs to transact the sale of the asset such as, broker commissions, legal fees, title transfer fees, and closing costs that must be incurred before legal title can be transferred. Closing costs generally include the cost of preparing the asset for sale.

Such assets are not depreciated or amortized while they are classified as held for sale.

Intangible Assets
The Company classifies its intangible assets as intangible assets with indefinite lives not subject to amortization. The Company determined these assets to be indefinite-lived intangible assets after considering the specific facts and circumstances related to each intangible asset. Based on management's determination, an asset for which no legal, regulatory, contractual, competitive, economic, or other factors that limit its useful life is considered to have an indefinite useful life.

Intangible assets with indefinite lives not subject to amortization include purchased innovator rights for oral contraceptive formulations which are pending completion of the FDA approval process that will allow the Company to market and sell these contraceptive formulations over the counter.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets (Continued)
The Company performs an impairment test of its intangible assets upon a triggering event that may indicate the fair value of the intangible assets is less than its carrying value. Factors that could trigger an impairment test include but are not limited to (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. During the years ended December 31, 2023 and 2022, the Company determined that no triggering events requiring the need to evaluate impairment of intangible assets occurred.

Fair Value Measurement
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Assets and liabilities are measured at fair value using a three-level fair value hierarchy that ranks the quality and reliability of the information used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1:   Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.

Level 2:   Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3:   Pricing inputs include significant inputs that are generally unobservable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. All assets and liabilities for which the fair value measurement is based on significant unobservable inputs or instruments which trade infrequently and therefore, have little or no price transparency are classified as Level 3.

Management believes that the carrying amounts of the Company's financial instruments, consisting primarily of cash and cash equivalents approximated their fair values at December 31, 2023 and 2022 due to their short-term nature.

Revenue Recognition
Revenue is recognized at the point of delivery after the following criteria are met: (i) persuasive evidence of an arrangement must exist; (ii) delivery must have occurred or services were rendered; (iii) the seller's price to the buyer must be fixed or determinable; and (iv) collectability should be reasonably assured.

NOTE 2   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Cost of Goods Sold

The cost of goods sold is recognized when the related sale has met the criteria for recognition.

Stock-Based Compensation

Compensation cost is recognized for stock options and restricted stock awards issued to employees and consultants, based on the fair value of these awards at the date of grant following the guidance contained in ASC 718, *Compensation—Stock Compensation.* A Black-Scholes option pricing model (OPM) is utilized to estimate the fair value of stock options. The market price of the Company's common stock at the date of grant is used to estimate fair value of restricted stock awards.

Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award and is recognized as stock-based compensation expense in the accompanying statements of income. The Company's accounting policy is to recognize forfeitures in the period they occur.

The Black-Scholes OPM requires the use of management's judgment and financial estimates, including the estimates of the expected term that shareholders will retain their vested options before exercising them, the estimated volatility of the Company's fair market price over the expected term, and the number of options that will be forfeited before the completion of their vesting requirements.

Income Taxes

The Company is a C corporation subject to federal and state income taxes. The Company assesses potentially unfavorable outcomes of such examinations based on the criteria set forth in uncertain tax position accounting standards. The accounting standards prescribe a minimum recognition threshold a tax position is required to meet, before being recognized in the financial statements. As of December 31, 2023 and 2022, there were no uncertain tax positions.

Deferred Tax Assets and Liabilities

The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are computed at each balance sheet date for temporary differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax rates in effect in the years in which temporary differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to amounts that will more likely than not be realized. Deferred tax assets of $7,989,244 and $6,581,187 were recognized with 100% valuation allowance established as of December 31, 2023 and 2022, respectively. These deferred tax assets resulted from the net operating loss carryover. See Note 13.

NOTE 2   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Recently Issued Accounting Pronouncements

Leases
In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, *Leases* (Topic 842) to increase transparency and comparability among organizations related to their leasing arrangements. The accounting applied by lessors under Topic 842 is largely unchanged from previous U.S. GAAP. Some changes to the lessor accounting guidance were made to align both of the following: 1) the lessor accounting guidance with certain changes made to the lessee accounting guidance, and, 2) key aspects of the lessor accounting model with revenue recognition guidance. The adoption of this ASU on January 1, 2022 did not have a significant impact on the Company's financial statements.

Debt
In August 2020, the FASB issued ASU 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20)* and *Derivatives and Hedging— Contracts in Entity's Own Equity (Subtopic 815-40)*. The new standard removes accounting models for the instruments with beneficial conversion features and cash conversion features. Under the new ASU, convertible instruments will now more frequently be accounted for as a single unit of account. That is, a conversion feature and the host instrument in which it is embedded now generally will be treated as a single unit of account unless the conversion feature requires bifurcation under Topic 815. The common result is that for convertible debt instruments, a single liability would be measured at its amortized cost, and convertible preferred stock would be accounted for as a single equity instrument measured at its historical cost as long as no other features require bifurcation. The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years for entities other than public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on its financial statements.

NOTE 3   **GOING CONCERN**

The Company is engaged in the development of an over-the-counter (OTC) birth control pill. In March 2024, the FDA met with the Company after they reviewed the label development and consumer testing work done through 2023. The FDA permits conducting the sequence of self-selection studies, and this is a positive step in progressing to the final step in the OTC switch process, the actual use trial (AUT), in removing the clinical hold that has delayed the program for 3 years. The Company is currently undergoing fundraising activities to cover the costs of the upcoming studies.

In the fourth quarter of 2023, the Company began commercial sales with the release of its first product, a branded OTC emergency contraceptive (EC). Total sales for 2023 amount to $27,737 and for the first quarter of 2024, the Company has recorded sales of $390,366. Projected revenue growth will increasingly stabilize the ability of the Company to weather future delays in the Zena program, should they occur. The AUT previously scheduled to begin in 2024 has been rescheduled to 2025 and the management believes that these conditions will have no immediate impact on the Company's operations if it can secure sufficient funds to complete the OTC research program.

The Company has incurred significant losses and has a significant accumulated deficit for the years ended December 31, 2023 and 2022. The Company's accumulated deficit amounts to $29.44 million and $24.66 million as of December 31, 2023 and 2022, respectively, and the Company expects to continue incurring losses through the end of year 2026.

In the second quarter of 2024, the Company plans to close a convertible note financing led by the Soros Economic Development Fund with expected total funding of $10 million, which the Company anticipates will cover net operating costs through 2025. This financing is already more than 70% subscribed. In addition, the Company has non-dilutive funding sources, including a committed grant of $1 million expected to be received in the second quarter of 2024, and has applied for a large grant from the Advanced Research Projects Agency for Health (ARPA-H), which if granted, would provide up to an estimated additional $10 million to 12 million funds. If the grant funding is not received, then the Company plans to Issue Series D preferred stock in 2025 for the additional $10 million needed for the actual use trial and to reach profitability in commercial operations.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

NOTE 4   RESTATEMENT OF 2022 FINANCIAL STATEMENTS

The Company restated its 2022 financial statements to correct the overstatement in expense and liability accounts amounting to $141,591. The impact of this restatement in the 2022 financial statements is as follows:

	2022 Balance, as previously reported	Adjustments Increase (Decrease)	2022 Balance, as restated
Assets	$ 8,959,353	$ -	$ 8,959,353
Liabilities	$ 1,096,840	$ (141,591)	$ 955,249
Stockholders' equity	7,862,513	141,591	8,004,104
Total liabilities and stockholders' equity	$ 8,959,353	$ -	$ 8,959,353
Operating expenses	$ 3,626,813	$ (141,591)	$ 3,485,222
Other income (expense)	(1,130,141)	-	(1,130,141)
Provision for income tax	5,162,512	-	5,162,512
Net loss	$ (9,919,466)	$ 141,591	$ (9,777,875)

NOTE 5   ASSETS HELD FOR SALE

On August 16, 2022, the Company entered an agreement to sell its machinery and equipment to GlobePack Equipment for a purchase price of £263,000 GBP ($318,177 USD). A 15% commission will be deducted on the final price upon sale of the asset. The agreement was ended on August 16, 2023 and extended until April 8, 2025. The Company's plan was to sell its existing machinery and equipment for a more efficient and cost-effective route for packaging.

No foreign exchange gain or loss was recognized for the years ended December 31, 2023 and 2022. The Company recognized an impairment loss on the asset amounting to $151,426 and $1,167,232 for the years ended December 31, 2023 and 2022, respectively. As a result, the carrying value of the assets held for sale as of December 31, 2023 and 2022 amounted to $119,025 and $270,451, respectively.

NOTE 6   **PROPERTY AND EQUIPMENT**

During the year ended December 31 2022, the changes in property and equipment consist of the following:

Machinery and equipment,		
at the beginning of the year	$	1,437,683
Reclassifications to asset held for sale:		
Impairment loss due to reclassification		(1,167,232)
Reclassified to assets held for sale		
at fair value less cost to sell		(270,451)
Machinery and equipment,		
at the end of the year	$	-

The Company had not begun depreciating its machinery and equipment as they had not yet been placed into operation as of and for the year ended December 31, 2022. Accordingly, the machinery and equipment amounting to $270,451 were reclassified to assets held for sale in 2022.

NOTE 7   **INTANGIBLE ASSETS**

Intangible assets are comprised of innovator rights for oral contraceptive formulations with a carrying value of $2,000,000 at December 31, 2023 and 2022. Based on management's assessment as of balance sheet date, these purchased innovator rights, as fully described below, were valued at a total of $2,000,000 which represent their fair values at the time of purchase.

On January 4, 2016, the Company entered into an asset purchase agreement with Pfizer, Inc. to acquire certain assets. On the closing date, the Company acquired the following assets: (a) the New Drug Application (NDA) 18-206 for Lo/Ovral (norgestrel and ethinyl estradiol and ferrous fumarate tablets) and NDA 17-612 for Lo/Ovral (norgestrel and ethinyl estradiol tablets); and the (b) transferred regulatory files. The aggregate purchase price for the acquired assets amounting to $1,000,000 was paid by the Company on January 5, 2016. Upon the occurrence of the following events, the Company is required to pay $2,500,000: (1) 30 days following regulatory approval of a product containing norgestrel and ethinyl estradiol with or without ferrous fumarate to be sold in the territory; and (2) 10 days following first commercial sale. Such events did not occur as of December 31, 2023 and 2022 and through the report issuance date; accordingly, no liability is required to be recognized in the Company's balance sheets.

NOTE 7   INTANGIBLE ASSETS (CONTINUED)

On September 5, 2018, the Company entered into a separate asset purchase agreement with Pfizer, Inc. to acquire certain assets. On the closing date, the Company acquired the following assets: (a) the NDA 20-683 for ALESSE® 21, 28 (levonorgestrel and ethinyl estradiol) tablets; and the (b) transferred regulatory files. The aggregate purchase price for the acquired assets amounting to $1,000,000 was paid by the Company on September 13, 2018. Upon the occurrence of the following events, the Company is required to pay $1,000,000: (1) 30 days following regulatory approval of a product containing levonorgestrel and ethinyl estradiol to be sold in the territory; and (2) 10 days following first commercial sale. Such events did not occur as of December 31, 2023 and 2022 and through the report issuance date; accordingly, no liability is required to be recognized in the Company's balance sheets.

NOTE 8   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

At December 31, accounts payable and accrued liabilities consist of the following:

	2023		2022 As restated
Payroll liability	$ 458,532	$	458,532
Accounts payable	567,251		245,117
Income tax liability	800		1,600
Total	1,026,583		705,249
Less:			
Noncurrent portion	(458,532)		(458,532)
Total accounts payable and accrued liabilities, current portion	$ 568,051	$	246,717

NOTE 9   NOTE PAYABLE

As of December 31, 2023 and 2022, the Company has a promissory note payable to the FTP Trust for $250,000, which was originally due on January 4, 2020. The note payable bears interest at 3% annually. On March 9, 2023, the maturity date of the note payable was extended to January 4, 2027. There are certain covenants that must be met, as defined in the loan agreement. As of December 31, 2023 and 2022, the Company was in compliance with its covenants.

During the years ended December 31, 2023 and 2022, interest paid related to this promissory note amounted to $10,000 and $7,500, respectively.

NOTE 10   **CAPITAL STOCK**

Stock Options
Under the Company's 2015 Long-term Incentive Plan (the "Stock Plan") as amended in 2018, the Stock Plan permits the grant of options, stock appreciation rights, restricted common stock, restricted stock unit awards, performance stock awards and performance unit awards to its officers, directors, employees and consultants for up to 1,930,000 shares of common stock. The Company determines the period over which the stock options become exercisable.

On December 7, 2020, the Board of Directors approved an increase in the number of shares of common stock available for issuance under the Stock Plan by 1,400,000 shares. For the years ended December 31, 2023 and 2022, the Company recognized stock-based compensation expense amounting to $121,526 and $240,425, relative to the vested common shares totaling 183,889 and 367,009, respectively. At December 31, 2023 and 2022, the Company has 2,470,662 and 2,190,246 outstanding stock options, respectively. At December 31, 2023 and 2022, the Company has 2,878,296 outstanding restricted common shares.

Option awards are generally granted with an exercise price equal to the market price of the Company's common stock at the date of grant; those option awards have vesting periods ranging from one to three years and have two-year contractual terms. If a "change-of-control" occurs before the full vesting date and before termination of service, all remaining shares shall immediately vest and exercisability restrictions shall immediately lapse on the date of "change-of-control" and option will be fully exercisable. The Company has sufficient number of common shares to satisfy expected share option exercises.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company's common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

	2023	2022
Risk-free interest rate	**0.145%**	0.145%
Expected term	**2.5 years**	2.5 years
Expected stock price volatility rate	**70%**	70%

NOTE 10   **CAPITAL STOCK (CONTINUED)**

In the future, management may elect to use different assumptions under the Black-Scholes option-pricing valuation model or a different valuation model, which could result in a significantly different impact on earnings.

A summary of the activity in the Stock Plan for the years ended December 31, 2023 and 2022 is as follows:

	2023		2022	
	Stock Options	**Weighted Average Exercise Price**	Stock Options	Weighted Average Exercise Price
Outstanding at beginning of year	**2,190,246** $	**0.522**	2,290,246 $	0.485
Granted	**330,000**	**0.670**	50,000	0.670
Exercised	**(10,000)**		(150,000)	
Forfeited or expired	**(39,584)**		-	
Outstanding at end of year	**2,470,662**	**0.546**	2,190,246	0.522
Fully vested and expected to vest	**3,114,822**	**0.546**	2,797,767	0.522
Exercisable at end of year	**2,737,596**	**0.546**	2,188,082	0.522

As of December 31, 2023 and 2022, there was $1,262,718 and $419,944 of total unrecognized stock-based compensation expense related to nonvested stock options granted under the Stock Plan, respectively. The cost is expected to be recognized over a period of two to three years.

Convertible Simple Agreement for Future Equity (SAFE) Notes
The convertible SAFE notes (SAFE) were issued in April 2023 with an amount offering up to $2,500,000. The conversion price will be equal to 85% of the price per share paid by other purchasers in the qualified financing. The SAFE shall be automatically converted into the same class and series of capital stock issued by the Company in the qualified financing of closing a preferred stock financing of at least $15 million (not including the aggregate amounts received under the SAFE).

As of December 31, 2023, the total amount of SAFE issued to the investors amounted to $2,035,000.

NOTE 10   CAPITAL STOCK (CONTINUED)

Stock Warrants

On January 30, 2023, the Company entered into an agreement with a third-party consultant considered as an Advisor of the Company. The Advisor shall perform advisory services in developing and facilitating relationships, advising on materials for investor presentations, and advising potential sustainability initiatives. The Company will pay the Advisor a retainer of $3,000 per month and a performance bonus between $10,000 to $400,000 after the close of qualified financing. The Company will also grant the Advisor a 15,000 shares of preferred stock warrants subject to the approval of the Board of Directors of the Company.

In addition, the Advisor shall be granted of additional 5,000 to 1000,000 shares of preferred stock warrants within three months following the completion of the qualified financing.

On September 12, 2023, the Board of Directors of the Company approved the issuance of $15,000 shares of preferred stock warrants at a stock price of $2.55 per share. As of December 31, 2023, the value of the stock warrants amounted to $56,250.

NOTE 11   CONTRIBUTIONS

The Company entered into an agreement with Templeton World Charity Foundation, Inc (Templeton) on December 3, 2018 to support the over the counter (OTC) Pill project which is intended to make oral contraception accessible to all women who desire it without the need for a doctor's prescription or a pharmacy. Contributions under the agreement will be used to support the OTC Pill project research required to demonstrate over-the-counter safety, including funds to develop or adapt a smart phone app to assist users with remembering to take their pills on time. The agreement ended on December 19, 2023. In February 2023, the Company was awarded a new grant from Templeton amounting to $2,500,000 and the duration of the project is from May 2, 2023 to October 1, 2025.

During the year ended December 31, 2023, the Company received contributions amounting to $1,066,667 from Templeton.

In 2023, the Company received an Employee Retention Credit (ERC) amounting to $269,340. This tax credit pertains to the Internal Revenue Service (IRS) Program for businesses experiencing a significant decline in gross receipts due to the COVID-19 pandemic.

NOTE 12   DEFINED CONTRIBUTION PLAN

The Company sponsors a defined contribution plan for all employees who meet the eligibility requirements as set forth in the plan. The plan includes a salary reduction feature pursuant to Section 401(k) of the Internal Revenue Code (IRC), whereby participants may elect to make contributions by salary reduction. The Company's policy requires every member to contribute to the defined contribution plan based on the elected contribution rate. The Company made no contributions to the plan in 2023 and 2022.

NOTE 13   INCOME TAXES

The Company's federal income tax returns are subject to examination by the IRS. The returns for California, the Company's primary state tax jurisdiction, are subject to examination by the California Franchise Tax Board.

The Company state tax expense - current in 2023 and 2022 amounted to $800 for both years.

In addition, the Company has federal net operating loss carryforward for the years ended December 31, 2023 and 2022 amounting to $4,977,689 and $3,589,722, respectively.

The Company also has state net operating loss carryforward for the years ended December 31, 2023 and 2022 amounting to $4,977,689 and $3,589,722, respectively. The Company is allowed to carry net operating losses forward 20 years to net against future profits or backwards two years for an immediate refund of previous taxes paid.

The provision for (benefit from) income tax for the years ended December 31 is composed of the following:

	2023		2022
Current			
State	$ 800	$	800
Deferred			
State	-		1,529,090
Federal	-		3,632,622
Total provision for income tax	$ 800	$	5,162,512

NOTE 13	INCOME TAXES (CONTINUED)

The components of the Company's deferred tax assets at December 31 are as follows:

	2023	2022 As restated
State		
At January 1	$ 1,937,089	$ 1,529,090
Net operating loss	416,263	304,816
Impairment loss on assets held for sale	13,386	103,183
Federal		
At January 1	4,601,848	3,632,622
Net operating loss	988,859	724,107
Impairment loss on assets held for sale	31,799	245,119
	7,989,244	6,538,937
Less:		
Valuation allowance		
At January 1	(6,538,937)	-
State	(429,649)	(1,937,089)
Federal	(1,020,658)	(4,601,848)
Total deferred tax assets, net	$ -	$ -

NOTE 14	SUBSEQUENT EVENTS

The Company evaluated subsequent events through REPORT DATE, the date at which the financial statements were available to be issued. There were no subsequent events that would require adjustments or disclosures in these financial statements other than the matter disclosed in Note 2.



www.vasquez.cpa

655 N Central Avenue, Suite 1550 • Glendale, California 91203-1437 • Ph. (213) 873-1700 • Fax (213) 873-1777